FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02051065

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 August 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X　　Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___　　No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: August 9, 2002

By: Steve Webb
Steven John Webb
Group Company Secretary and General Counsel

EXHIBITS

1. On 2 August, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 1 and incorporated herein by reference, relating to documents submitted to the UK Listing Authority and available for inspection at the UK Listing Authority's Document Viewing Facility.

2. On 2 August 2002, Premier Farnell plc ("the Company") filed a notification of Major Interests in Shares with the London Stock Exchange.

   The said Notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, relates to information received from Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc) to the effect that Aviva plc's notifiable interest as at 30 July, 2002 amounted to 10,905,550 (ten million, nine hundred and five thousand, five hundred and fifty) Ordinary Shares of 5p each in the Company, being 3.01% of the Company's issued ordinary share capital.

Steven Webb

PREMIER FARNELL PLC

Documents submitted to the UK Listing Authority

Copies of the Company's 20F, which was filed on 31 July 2002 with the US Securities and Exchange Commission have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone Number: 020 7676 1000

Premier Farnell plc
2 August 2002

Steve Webb

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

Aviva plc and Morley Fund Management Limited (a subsidiary of Aviva plc).

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

as above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	1,623,944
Chase GA Group Nominees Ltd	8,452,606
CUIM Nominee Ltd	829,000

5) Number of shares/amount of stock acquired

425,000

6) Percentage of issued class

0.12%

7) Number of shares/amount of stock disposed

n/a

8) Percentage of issued class

n/a

9) Class of security

Ordinary 5 pence shares

10) Date of transaction

30 July 2002

11) Date company informed

2 August 2002

12) Total holding following this notification

10,905,550

Steven Wess

13) Total percentage holding of issued class following this notification

3.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

STEVEN WEBB
0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

Steven Webb
Company Secretary
Premier Farnell plc
150 Armley Road
Leeds
LS12 2QQ

Date of notification 2 August 2002

Steven Webb